United States securities and exchange commission logo





                               May 26, 2020

       Lisa Walters-Hoffert
       Cheif Financial Officer
       Dare Bioscience, Inc.
       3655 Nobel Drive, Suite 260
       San Diego, CA 92122

                                                        Re: Dare Bioscience,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2020
                                                            File No. 333-238299

       Dear Ms. Walters-Hoffert:

               We have limited our review of your registration statement to the issue we have addressed in our comment below. In our comment we have asked you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-3 filed May 15, 2020

       Exclusive Forum By-law Provision, page 14

   1.                                                   We note that Section
5.9 of the Second Amended and Restated By-Laws of Dare
                                                        Bioscience, Inc.
includes a forum selection provision that identifies the Court of Chancery of the State of
Delaware as the exclusive forum for certain litigation, including any
                                                        "derivative action or
proceeding brought on behalf of the corporation." Please disclose whether this provision
applies to actions arising under the Securities Act or Exchange Act.
                                                        In that regard, we note
that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
suits brought to enforce any duty or liability created by the Exchange
                                                        Act or the rules and
regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction
for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder. If the
 Lisa Walters-Hoffert
Dare Bioscience, Inc.
May 26, 2020
Page 2
      provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
      Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
      Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Crotty at (202) 551-7614 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameLisa Walters-Hoffert
                                                             Division of
Corporation Finance
Comapany NameDare Bioscience, Inc.
                                                             Office of Life
Sciences
May 26, 2020 Page 2
cc:       Edwin Astudillo
FirstName LastName